788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 14-272
January 10, 2014

Platinum Group Reports Q1 2014 Financial and Operating Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the three months ended November 30, 2013. For details of the consolidated financial statements (the “Financial Statements”) and Management’s Discussion and Analysis for the three months ended November 30, 2013 please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders may request a copy of the complete Financial Statements from the Company free of charge and are encouraged to visit the Company’s website at www.platinumgroupmetals.net.

The Company’s cash position at November 30, 2013 was $79.9 million1. At present the Company holds approximately $237 million in cash after receiving net proceeds of $166 million on December 31, 2013 pursuant to the closing of a bought deal financing (see details below).

Platinum Group is focused on the construction of the WBJV Project 1 platinum mine (“Project 1”) located near Rustenburg, South Africa. The Company is also focused on further exploration and initial engineering on the newly discovered Waterberg platinum deposit located near Mokopane, South Africa where the Company is the operator of the Waterberg Joint Venture Project (the “Waterberg JV Project”) with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”). The Company has also expanded its exploration on to prospecting rights covering 530 square kilometres immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project”).

The Company’s owners’ team oversees engineering, procurement, construction and management firm DRA Mineral Projects (Pty) Ltd. and underground mining contractor JIC Mining Services. Including subcontractors there are approximately 1,000 persons at present involved in underground development, mining and construction activities at Project 1.

Platinum Group is finalizing a preliminary economic assessment on the Waterberg JV Project with engineering firm WorleyParsons TWP. In addition, eight drill rigs are ramping up on the Waterberg JV Project and Waterberg Extension Project following the holiday break with the objective of expanding and upgrading the newly discovered Waterberg platinum deposit.

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1 The Company holds cash in Canadian dollars, United States dollars and South African Rand, and changes in exchange rates may create variance in the cash holdings reported in Canadian dollars. All amounts herein are reported in Canadian dollars unless otherwise specified.

PLATINUM GROUP METALS LTD.	…2

Recent Highlights

  On December 9 2013, the Company announced a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of approximately $166 million.

  On December 9, 2013, the Company announced that Hole WE 08 at the Waterberg Extension Project returned preliminary assay values of 5.26 grams/tonne “3E” platinum, palladium and gold (1.40g/t Pt, 3.59 g/t Pd and 0.27 g/t Au) over 53.22 metres (from 555.50 metres to 608.72 metres, estimated true thickness of approximately 44 metres). Hole WE 08 is located approximately 340 metres northward along strike from previously announced hole WE 02 (15.63 metres grading 3.16 g/t 3E, 1.11 Pt g/t, 1.92 g/t Pd, 0.13 g/t Au) and approximately 1,600 metres directly along strike from the Waterberg JV Project deposit. The mineralization in WE 08 has geological units and layering that is consistent with the deposit to the south. The intercept in WE 08 is open for expansion along strike and up and down dip.

  On November 14, 2013, the Company reported the first available assay results from drilling on the Waterberg Extension Project in two intersections confirming the northward extension of the “Super F” zone. Drill holes WE 01 and WE 02, located respectively 700 metres and 1.4 kilometres north of the known 5.4 kilometre long Waterberg platinum deposit, intersected “Super F” mineralization grade and average true thickness of 11 metres in the predicted position and geology with metal ratios consistent with the Waterberg platinum deposit.

  Drilling on the Waterberg Extension Project in November 2013 added 4.7 kilometres of confirmed F zone mineralization to the north of the Waterberg platinum deposit area and has now identified 23 kilometres of new Bushveld Complex, including the initial 5.4 kilometre long Waterberg platinum deposit.

  On November 11, 2013, the Company announced a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale Corporate & Investment Banking who have agreed to use commercially reasonable efforts to arrange a new project loan facility for up to US $195 million to continue development of the Project 1 platinum mine. The new mandate letter will build upon previous technical and legal due diligence, and is subject to the finalization of a facility agreement, among other conditions.

  In a surprise decision on October 18, 2013, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a subsidiary of Wesizwe Platinum Ltd. (“Wesizwe”), elected to not fund a 213 million Rand (approximately US $21.8 million) cash call for its 26% share of an approved six month forward construction budget for Project 1. This resulted in the requirements for a new lending mandate (as described above) and a restructured loan facility for Project 1. The Company calculates that, as a result of its decision, Africa Wide’s share in the Project 1 operating company, Maseve Investments 11 Pty Ltd. (“Maseve”), will be diluted by approximately 5% based on a formula in the Maseve’s shareholders’ agreement, reducing Africa Wide to an approximately 21% interest. Africa Wide contends the dilution will be approximately 3.5%, and Africa Wide’s actual dilution has been submitted to arbitration. The Company is currently working on a plan to sell Africa Wide’s diluted percentage in Maseve to an alternative, qualified black economic empowerment partner.

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  On September 3, 2013, the Company announced an updated independent inferred resource estimate for the Waterberg JV Project of 167 million tonnes grading 3.26 grams per tonne of platinum, palladium and gold (0.98 g/t Pt, 1.97 g/t Pd, 0.32 g/t Au, Ken Lomberg QP) for a total of 17.5 million ounces with significant copper and nickel credits. The estimate includes the “T1”, “T2” and “F” layers in an extension of the Bushveld Complex discovered in late 2011. The shallowest edge of the known deposit is approximately 130 metres below surface with the resource estimate restricted to 1,000 metres vertical.

Results For The Period

During the three months ended November 30, 2013, the Company had net income of $0.47 million (November 30, 2012 – net loss of $1.7 million). General and administrative expenses during the period were $1.4 million (November 30, 2012 - $0.8 million), gains on foreign exchange, due primarily to a stronger Rand at period end, were $0.9 million (November 30, 2012 –$0.2 million loss). Finance income consisting of interest earned and property rental fees in the year amounted to $1.0 million (November 30, 2012- $0.6 million). Earnings per share for the period amounted to $0.00 per share, as compared to a loss of $0.01 per share for the comparative period of fiscal 2012.

Accounts receivable at November 30, 2013 totalled $3.2 million while accounts payable and accrued liabilities amounted to $18.1 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration and development costs and administration.

Total expenditures by the Company for development and purchases of property and equipment for Project 1 during the period totaled approximately $33 million, before including the effects of foreign currency exchange rate fluctuations. Expenditures by the Company during the period for exploration on the Waterberg JV Project and the Waterberg Extension Project were approximately $2.1 million, with a further $0.4 million being funded by joint venture partner, JOGMEC.

To date approximately 3,153,000 man hours of construction work has been completed at the Project 1 platinum mine and approximately $254 million has been invested in construction, equipment and underground development. Underground development has reached the Merensky Reef, and initial mining blocks are in planning and early development. Stockpiling of early ore is underway. Crusher, mill and flotation circuit foundations are constructed to above ground level. Mill components have been ordered and large surface civil works areas are being constructed. A 10MVA electrical supply was completed and energized in October. One ventilation raise and fan is now functional and a second is in progress. Underground mining of multiple declines and headings continues. Capital costs have generally been within budget, however the project schedule is being affected by delays.

Outlook

As a result of the successful equity financing closed on December 31, 2013, the Company plans to re-establish a full construction pace at Project 1. Prior to January 2014 the Company had withheld the execution of significant new contracts for Project 1 pending the completion of additional debt or equity financing. Also as a result of the equity financing closed on December 31, 2013, the Company has allocated a 2014 budget for the Waterberg JV Project and Waterberg Extension Project of approximately $15 million.

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In addition to the construction of Project 1, the Company’s key business objectives for calendar 2014 will be:

  to close the US $195 million project loan facility, or complete an alternate financing for Project 1, in order to secure all of the funding required for the completion of Project 1, including mill completion, underground development and the establishment of sustained operations;

  the completion of a preliminary economic assessment on the initial Waterberg JV Project deposit during the first quarter of calendar 2014; and

  to continue exploration and definition drilling on the Waterberg JV Project and Waterberg Extension Project with eight or more drill rigs during 2014.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension Project. As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg JV Project and the Waterberg Extension Project have increased in importance in the Company’s business over the period.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
            R. Michael Jones, President
            or Kris Begic, VP, Corporate Development
            Platinum Group Metals Ltd., Vancouver
            Tel: (604) 899-5450 / Toll Free: (866) 899-5450
             www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events.

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All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of the New Project Loan Facility, the Company’s ability to secure alternative financing, the Company’s plans with respect to future exploration, development and production on the Company’s projects including mine construction at Project 1, the dilution of Africa Wide’s interest in Maseve and the ability of the Company to sell such diluted interest to another bona fide black economic empowerment partner. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.